Liz Alig



LETTER ⌄

Dear investors,

This past year was the highest grossing year of sales as a brand! We were also able to increase the profit margin for each product by raising our prices and working to lower shipping and production costs by producing larger batches. With the help of a marketing and ecommerce agency, we were able to improve our visibility in the market and get a better idea of what products to focus our production on with a healthy profit margin, so we are able to easily grow into the next phase as a brand.

We need your help!

The best way to support us as a brand is to purchase something at full price. This allows us to maintain a healthy profit margin to pay employees well and cover overhead. Because we use high quality textiles and produce clothing in fair trade workshops, these expenses are much higher than traditional clothing production making our profit margin a lot less, so buying something at the full retail price really helps us to become a healthy company.

Sincerely,

Elizabeth Roney

Owner

How did we do this year?

REPORT CARD



☺ The Good

We tripled our sales from the previous year and worked to increase our profits.

We hired a marketing and e-commerce agency to improve our advertising which led to increased sales.

We increased prices to improve our profit margin and was able to keep some best-selling inventory in stock.

☹ The Bad

With the fast paced growth rate, we struggled to find employees to fill roles and manage the increase of orders.

Our made to order model continues to add stress to the brand, but is an easy way to grow with less cash flow.

With our increased growth, We need a larger space and continue to look for one in 2026.

2025 At a Glance

January 1 to December 31



$855,374 +229%
Revenue



$215,870 +88%
Net Profit



$83,000 [51%]
Short Term Debt



$0
Raised in 2025



$9,000
Cash on Hand

INCOME   BALANCE   NARRATIVE


Revenues
Profit
$260,000
$114,700
$855,374
$215,870
2024
2025

Net Margin: 25% Gross Margin: 69% Return on Assets: 77% Earnings per Share: $0.00

Revenue per Employee: $855,374 Cash to Assets: 3% Revenue to Receivables: ~ Debt Ratio: 91%

Liz_Alig_Financial_Statement_Wefund_2023.pdf

Financial_Statement_Wefund_2024.pdf

wefunder_financials_2025.pdf

wefunder_financials2025.pdf

Liz_Alig_LLC_GAAP_Financial_Report_2025.docx.pdf

We ❤️ Our 104 Investors

Thank You For Believing In Us

Joseph Lalonde	Michelle Jackson	Blake Foust	Sonya E Peterson	Lauren Kaplan	Danielle Pignataro
Kathleen Howard...	Sarah Gunderson	N Divya Datla	Sushmita Meka	Alissa Akins	Lara R
Jennie Lorenz	Suchetana Das	Veena Madoori	Helen Roney	Jessica Bricker	Kristin Huntoon

Brigid Boyle
Anna Bechtel
Eliz Roney
Angela L
Sarah DeMarco
Courtney Doscher
Mandy Click
Deepak Ebenezer
Bailey Heinonen
Meghan Byrne
Tiffany Derrick
Ruth Ann Roney
Heidi Croft
Carmen García Lizárraga

Ali Price
Jane Carroll
Michael Haenn
Susan Kovar
Aki Harville
Jackie Lutzke
Allison Smith
Baily Hopkins
Marcy Shieh
Melissa Millis
Jessica Kunkle
Danielle Harris
Kristen Simar
Megan Phelps

April Chase
Melissa Vlach
Anita Shah
Sarah Sindell
Thomas Roney
Abigail Dixon
Kelsey Vanney
Elisabeth Bumgarner
Steven Casey
Bridget Daley
Sarah Wagner
Joshua Pipkin
Myra Chang

Prasanna Sailaja Bhamidi
Michael Puello
Kathryn Evans
Marsha F. Owens
Esther Wong
Carrie Atzinger
Samantha Farinacci
Kimberley Burkovich
Joyce Liu
Grace Lee
Julie Tran
Lily Sulastri
Sophia Friedman

Lance Longwell
Akiko Waters
Michelle Fong
Moriah McLean
Molly Lange
Alyssa Thompson
Brittney Cabral
Catherine Newbury
Liz Embler-Beazley
Julie Lawson
Chelsea Riscoe
Allen Boltz
Bryson Connelly

Corinne Cordasco
Clara Taylor
Victoria Jones
Amanda Patel
Jessica Madrazo
Sarah Roney
Kate Pipa
Erica Xie
Brian Stephensonn
Beka Gonzalez-Olson
Kritii Shrestha
Cynthia Wrightsman
Jill Sohm

Thank You!

From the Liz Alig Team



Elizabeth Roney

Owner

15 years experience establishing and managing apparel production in fair trade workshops in 12 countries.

Details

Details

The Board of Directors

Director	Occupation	Joined
Elizabeth Roney	designer @ liz alig	2009

Officers

Officer	Title	Joined
Elizabeth Roney	President	2009

Voting Power

Holder	Securities Held	Voting Power
Elizabeth Roney	0 Membership Interests	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
09/2021	$125,000		Section 4(a)(2)
01/2023	$58,000		Section 4(a)(2)
02/2023	$35,000		Section 4(a)(2)
08/2024	$74,861		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
sba	09/01/2021	$125,000	$103,000	5.0%	09/01/2051	Yes
shopifycapital	01/31/2023	$58,000	$48,000	10.0%	01/31/2024	Yes
paypal	02/15/2023	$35,000	$0	10.0%	02/15/2024	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights

Warrants:	0
Options:	0

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Economic volatility of high interest rates and the economic strength affects demand of socially conscious products.

Company may need to raise more money in the future because of the rapid growth rate and cost of inventory.

Business projections may not be reached because they are based on assumptions and cannot predict unexpected circumstances.

Highly competitive market with established brands that are marketing as 'sustainable brands' could negatively impact our Company.

Production and quality control of sustainable and fair trade apparel in developing countries are high.

The company's management team is very small and that could affect the success of the company in the future if more management is not added.

The current market is unpredictable as interest rates have been growing for the past year and may affect future sales.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. Issuer Repurchase of Securities/Prepayment of Notes. The Company has the right to repay principal and interest on the promissory notes at any time prior to the maturity date. If the Company repays principal and interest on the notes early, Investor will receive fewer interest payments than expected at purchase. A sale of the issuer or of assets of the issuer. As a noteholder with no voting rights, the Investor will have no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the management of the Company to manage the Company so as to maximize value for unitholders and ensure full payment of noteholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the amount received will be sufficient to repay Investor and other noteholders. Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the promissory notes will likely hold a minority position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the principal unitholder(s) may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of the principal unitholder(s), and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the principal unitholder(s) may change the terms of the operating agreement for the Company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The principal unitholder(s) also may force the Company to prepay the promissory notes before their maturity date. The principal unitholder(s) may make changes that affect the tax treatment of the Company in ways that are unfavorable to the Investor but favorable to them. The principal unitholder(s) may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. The principal unitholder(s) may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The principal unitholder(s) have the right to redeem their securities at any time. The principal unitholder(s) could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. The exit of the principal unitholder(s) may affect the value of the Company and/or its viability. Based on the factors described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ⓘ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created ⓘ for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company
Liz Alig LLC

Indiana Limited Liability Company
Organized May 2009
1 employees
PO Box 160557

Nashville TN 37216 https://lizalig.com

Business Description

Refer to the Liz Alig profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Liz Alig is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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